Dear Matthew 25 Fund Shareholders,

Our Matthew 25 Fund (MXXVX) returned 8.97% in the first six months of 2026. This was less than the 10.21% return on the S&P 500 Index (SPX). Since our MXXVX's start on October 16, 1995, a **$10,000** investment in our Fund grew to **$292,580.58** by June 30, 2026. This was an **11.62% average annual compounded return** after all expenses and fees. During this same period, the S&P 500 Index grew to **$224,230.26.** This index amount and return would have been lower after deducting any expenses and fees occurring within the selected index fund.

The following table shows our portfolio holdings for the first six months of this year. It also shows our additions and deletions during this time along with the price changes for each, but does not include dividend incomes:

Portfolio Throughout 2026 (6 months)	**Ticker**	**Beginning Price**	**Ending Price**	**% Change**
Solstice Advanced Materials Inc.	SOLS	$48.58	$88.60	**82.38%**
Taiwan Semiconductor Manufacturing	TSM	$303.89	$477.57	**57.15%**
Park Hotels & Resorts, Inc.	PK	$10.46	$14.25	**36.23%**
Goldman Sachs Group, Inc.	GS	$879.00	$1,011.37	**15.06%**
East West Bancorp, Inc.	EWBC	$112.39	$129.09	**14.86%**
Federal Agricultural Mortgage Corp. C	AGM	$175.57	$199.27	**13.50%**
Eli Lilly & Co.	LLY	$1,074.68	$1,199.43	**11.61%**
Federal Agricultural Mortgage Corp. A	AGM.A	$134.50	$147.04	**9.32%**
Nvidia Corp.	NVDA	$186.50	$200.09	**7.29%**
Apple, Inc.	AAPL	$271.86	$289.36	**6.44%**
Amazon.com, Inc.	AMZN	$230.82	$238.34	**3.26%**
JP Morgan Chase & Co.	JPM	$322.22	$327.33	**1.59%**
Berkshire Hathaway, Inc. Class A	BRK/A	$754,800.00	$748,850.00	**-0.79%**
Tesla, Inc.	TSLA	$449.72	$420.60	**-6.48%**
Mercadolibre Inc	MELI	$2,014.26	$1,697.39	**-15.73%**
Circle Internet Group, Inc.	CRCL	$79.30	$62.63	**-21.02%**
KKR & Co., Inc. Class A	KKR	$127.48	$91.78	**-28.00%**
Federal National Mortgage Assoc.	FNMA	$10.73	$6.51	**-39.33%**
Portfolio Additions				
Coherent Corp.	COHR	$264.43	$394.47	**49.18%**
Palantir Technologies Inc.	PLTR	$135.32	$116.67	**-13.78%**
Portfolio Deletion				
FedEx Corporation	FDX	$288.86	$351.24	**21.60%**
Interface, Inc.	TILE	$27.92	$32.22	**15.40%**
Nucor Corp	NUE	$163.11	$170.81	**4.72%**

There should be both qualitative and quantitative reasons for investing. In this letter I will first address the qualitative aspects of our investment portfolio. These qualitative factors may potentially provide economic growth and investment returns in the stocks of companies that participate. At the same time, there seems to be increasing fear with investors of negative economic effects from these same changes and this I will try to address in the second part of this letter.


8
ARK Big Ideas 2026: The Great Acceleration
The World Is Entering An Unprecedented Technology Investment Cycle
Select Historical Technological Investment Waves
Capital Expenditures As Percent Of GDP
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
Railroad
Telephone
Electrification
Cars
Comms. Equipment
Computers And Semiconductors
Software
Ecommerce
AI Software
AI Data Centers
Space
Terrestrial
Robotaxis
1852 1855 1858 1861 1864 1867 1870 1873 1876 1879 1882 1885 1888 1891 1894 1897 1900 1903 1906 1909 1912 1915 1918 1921 1924 1927 1930 1933 1936 1939 1942 1945 1948 1951 1954 1957 1960 1963 1966 1969 1972 1975 1978 1981 1984 1987 1990 1993 1996 1999 2002 2005 2008 2011 2014 2017 2020 2023 2026 2029 2030
Note: All Historical lines are US fixed asset annual gross investment as percent of US GDP and derived from the NIPA tables. "Ecommerce" signifies warehouse investments. Data center and Robotaxi are percent of global consensus global GDP derived from the IMF as of 12/31/2025. Space data center opportunity derived from SpaceX public statements. Historical investment cycle investment dollars are sourced from ARK Investment Management LLC, 2026, based on data from Ulmer 1960, International Monetary Fund 2025, and National Bureau of Economic Research 1958. In addition to those sources, certain information presented may be the result of ARK's internal analyses, which draw on various additional sources of information. For informational purposes only and should not be considered investment advice or a recommendation to buy, sell, or hold any particular security. Past performance is not indicative of future results. Forecasts are inherently limited and cannot be relied upon.


Global Real GDP Growth
Compound Annual Growth Rate
10.00%
1.00%
0.10%
0.01%
Historical Data
0.037%
0.14%
0.3%
0.6%
3%
6.8%
10.7%
100,000 BC
1
1000
1500
1900
2023
2040
Log Years Until 2050

Sources: ARK Investment Management LLC, 2024, based on data from Bolt et al. 2022; Nalley et al. 2021; DeLong 1998; The World Bank Group, as of 01/27/23.

The chart and graph above cover the major technology gains in the 19th through 21st centuries and their effects on GDP. These are provided by ARK Investments. ARK is led by Ms. Cathie Wood, who I believe is an excellent economist and her firm specializes in the research of new technologies. This combination gives it a unique outlook on the future. The chart also shows just a few of the coming technological changes. The graph reveals that the past technology advances allowed for economic growth of 3 percent during the previous 125 years, but due to a convergence of multiple new technologies we may be entering a period of greater GDP growth.

How do we investors capitalize on these new technologies and potential growth? Let me cover these 4 technologies listed above: Ecommerce, AI Software, AI Data Centers, Robotaxis and I would like to add Electric Vehicles, Full Self-Driving and Robotics. Except for Ecommerce we are in the early innings of these technologies. The following list shows these technologies and our companies that I believe will benefit:

Ecommerce = Amazon and Mercadolibre
AI Software = Amazon, Apple, Nvidia and Palantir
AI Data Centers = Amazon, Coherent, Nvidia, Tesla and Taiwan Semiconductor
Robotaxis = TSLA
Electric Vehicles = Amazon, Mercadolibre and Tesla
Full Self-Driving = Amazon, Mercadolibre, Nvidia and Tesla
Robotics = Amazon, Mercadolibre, Nvidia and Tesla

In the 2025 Shareholder letter I presented the favorable valuations of these leading technology companies. I still find these investments attractively priced relative to their growth and future values. Thus, the qualitative and quantitative aspects of our portfolio of stock investments are both attractive. The last aspect that may be holding some owners from investing more capital in the market may be "Fear."

Fear is not in itself bad because it may protect us from detrimental happenings. However, it may also keep us from beneficial opportunities. Investing is always about buying potential or increasing our future wealth and income by investing our current capital. Fear may keep investors from having greater net worth and financial freedom.

I believe Caution or Prudence are the best way to reduce Fear. Be preemptively conservative in your finances. Pay off debts, keep a safe liquid cushion both to the best of your ability and to your comfort level. Then you can move forward financially with less fear. Expect to make mistakes especially in timing. Short-term volatility is very difficult to predict. With stocks and mutual funds, you can buy increments that you are comfortable with over time.


"I've missed more than
9,000 shots in my career.
I've lost almost 300 games.
26 times I've been trusted
to take the game winning
shot and missed.
I've failed over and over
and over again in my life.
And that is why I succeed."
~ Michael Jordan

The key is to keep moving forward towards your goal when the qualitative and quantitative factors are in your favor.

Do not fear Bear Markets; they will come. They are painful, but the Bull Markets are significantly better. Any new investment you can make during a Bear Market will also help change the experience from being painful to ultimately being gainful. Finally, this graph may help you see that Bull Market Rewards are often greater than Bear Market Risks:



ONE BAR AHEAD® · MARKET HISTORY
Investing in optimism beats cowering in pessimism
A History of U.S. Equity Cyclical Bull and Bear Markets (1949 – June 2026)
Bull Market (Rise of at least 20% from Previous Low)
Average Price Return: 191.6%
Average Duration: 66.4 Months (~5.5 years)
Bear Market (Decline of at Least 20% from Previous High)
Average Price Return: -34.7%
Average Duration: 13.6 Months (~1.1 years)
S&P 500 Index Price Return Per Period
600%
500%
400%
300%
200%
100%
0%
-100%
-200%
+267.1%
85.6
+86.4%
49.7
+79.8%
43.3
+48.0%
25.7
+73.5%
31.5
+125.6%
73.8
+228.8%
60.4
+582.1%
147.7
+101.5%
60.0
+400.5%
131.3
+114.4%
21.3
+109.7%
44.6
14.7
-21.6%
6.5
-28.0%
7.9
-22.2%
17.9
-36.1%
20.7
-48.2%
20.5
-27.1%
3.3
-33.5%
30.5
-49.1%
17.0
-56.8%
1.1
-33.9%
9.3
-25.4%
1949 1953 1957 1961 1965 1969 1973 1977 1981 1985 1989 1993 1997 2001 2005 2009 2013 2017 2021 2025
Source: Keith Fitz-Gerald Research. Cyclical bull/bear markets defined by a ±20% move in the S&P 500 Index from the prior low/high.
For illustrative purposes only. Past performance does not guarantee future results.
Keith Fitz-Gerald, Principal · Fitz-Gerald Group
© 2026 Keith Fitz-Gerald Research · One Bar Ahead®

I am optimistic about our portfolio's return potential through the rest of 2026 and for the following few years. My wife and I continue to invest in yours and our Matthew 25 Fund. Thank you for choosing Matthew 25 Fund as one of your investment choices. It is an honor to work for you and to invest side-by-side with you.

Good fortune,



Mark Mulholland

Except for any historical information, the matters discussed in this letter contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve risks and uncertainties, including activities, events or developments that the Advisor expects, believes or anticipates will or may occur in the future. A number of factors could cause actual results to differ from those indicated in the forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties. Readers are cautioned that such statements are not guarantees of future performance and actual results may differ materially from those set forth in the forward-looking statements. The Advisor undertakes no obligation to publicly update or revise forward-looking statements whether as a result of new information or otherwise.